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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For February 20, 2003

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

FINANCIAL ACCOUNTS YEAR 2002

Business Activities

        Despite shrinking credit markets, SEK has had a satisfactory level of new business. SEK's efforts towards regional and local authorities and its establishment in Finland and within AB SEK Securities have had a positive impact.

        SEK reached a total volume of customer-related financial transactions amounting to Skr 17.9 billion (24.9), of which new long-term credits granted totaled Skr 13.4 billion (20.2).

        During the year SEK established a wholly-owned subsidiary; AB SEK Securities ("SEK Securities"). SEK Securities has a license from the Swedish Financial Supervisory Authority to conduct securities business. SEK Securities offers Nordic companies, institutions, and regional and local authorities financing via the capital market. SEK Securities arranged a total number of 22 transactions during the year. The total volume of syndicated customer transactions was Skr 4.5 billion (4.7).

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at year-end was Skr 77.3 billion (86.8), of which Skr 65.5 billion (70.4) represented credits outstanding. The decrease in credits outstanding mainly reflects currency exchange effects due to the weakening of the U.S. dollar during the year. Simultaneously, the aggregate amount of outstanding offers for new credits increased to Skr 59.7 billion (53.9).

        New long-term borrowings during the year amounted to Skr 44.9 billion (38.0). Asia, including Japan, and Europe have been the most important markets.

        A three-year USD 500 million benchmark issue, targeted mainly towards Asian and European institutional investors as well as European retail investors, has been executed. The issue has been increased three times, resulting in an outstanding amount of USD 850 million.

        SEK continues to have a high level of liquid assets and a low funding risk. At year-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Results

        Operating profit amounted to Skr 664.4 million (729.0). The decrease in profit was due mainly to a decline in total assets during the year. The approximate month-end average volume of total assets has decreased to Skr 140.0 billion (160.2). The return on equity was 19.5 percent (22.5) before taxes, and 14.0 percent (16.2) after taxes, respectively.

        Net interest earnings were Skr 798.2 million (830.7). The contribution to net interest earnings from debt-financed assets was Skr 465.9 million (489.1). The underlying average volume of such debt-financed assets was Skr 111.7 billion (126.9), with an increased average margin of 0.42 percent (0.39). SEK has experienced increased margins on new credits, which have been partly offset by increased margins on borrowed funds. The increase in average margin was due also to an increase in the average proportion of the credit portfolio. The average volume of the liquidity portfolio, whose average margin is lower than that of the credit portfolio, decreased significantly. The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK's equity, was Skr 332.3 million (341.6). The decrease reflects that reinvestments of parts of SEK's investment portfolio have been made at lower interest rates than those of the replaced, matured assets.

        Commissions earned were Skr 18.5 million (12.8). This improvement was due to increased activities related to capital market products.

        Administrative expenses amounted to Skr 166.4 million (150.7). The increase was related to higher personnel expenses, due mainly to the ongoing widening of the business activities.

Total Assets, Liquidity, and Capital Adequacy

        At year-end, SEK's total assets amounted to Skr 132.5 billion (149.5). The decrease in the volume of total assets was due mainly to a decrease in the portfolio of liquid assets, as well as currency exchange effects.

        Highly rated OECD states represented 27 percent (38) of SEK's total counterparty exposure. The decrease was due mainly to lower volume in the liquidity portfolio (see above). Further, of the total exposures, 56 percent (50) was against banks and other financial institutions, while 17 percent (12) was against corporations.

        No credit losses have been made.

        SEK's capital adequacy ratio is well above the minimum required by law. SEK's adjusted total capital adequacy ratio at year-end was 18.8 percent (20.4), of which 13.7 percent (13.8) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at year-end was 17.0 percent (18.5), of which 11.9 percent (11.9) represented Tier-1.

Dividend

        The Board of Directors has decided to propose to the Annual General Meeting a dividend of Skr 319.8 million, an amount that approximately equals two thirds of the net profit for the year. The dividend proposed has been taken into account when determining the capital adequacy ratios.

Annual General Meeting of Shareholders

        The Annual General Meeting of Shareholders will be held on May 5, 2003.

Annual Report

        The Company's Annual Report will be distributed in March and will also be available at the Company's office at Västra Trädgårdsgatan 11 B in Stockholm.

Stockholm, February 20, 2003

AB SVENSK EXPORTKREDIT SWEDISH EXPORT CREDIT CORPORATION
/S/ PETER YNGWE Peter Yngwe President

Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se)

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in Skr m)	December 31,
(* 1 USD = 8.825 Skr)	2002 USD*	2002 Skr	2001 Skr
Earnings
Operating profit	75	664.4	729.0
Proposed dividend	36	319.8	360.4
Pre-tax return on equity	19.5%	19.5%	22.5%
After-tax return on equity	14.0%	14.0%	16.2%
Lending operations
Customer-related financial transactions	2,031	17,923	24,875
Offers for new credits accepted by borrowers	1,514	13,365	20,245
Credits, outstanding and undisbursed (old format)	8,761	77,319	86,805
Credits, outstanding and undisbursed (new format)	5,764	50,870	61,955
Borrowing operations
New long-term borrowings	4,630	44,926	37,957
Outstanding senior debt	12,761	112,614	123,301
Outstanding subordinated debt	252	2,225	4,738

Total assets	15,018	132,538	149,541
Capital
Capital adequacy ratio	17.0%	17.0%	18.5%
Adjusted capital adequacy ratio	18.8%	18.8%	20.4%

The definitions of the Financial Highlights are included in SEK's 2001 Annual Report (Note 30).

SEK is owned by the Swedish State (approximately 65%) and the global technology company ABB (approximately 35%). SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating from Standard & Poor's is AA+ (negative outlook) and from Moody's is Aa2.

INCOME STATEMENTS

SEK (exclusive of the S-system)	2002		2001
(Skr m)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	4,838.4	4,843.8	6,911.7	6,917.5
Interest expenses	-4,040.2	-4,040.2	-6,081.0	-6,081.2

Net interest revenues	798.2	803.6	830.7	836.3
Commissions earned	18.5	14.0	12.8	12.8
Commissions incurred	-6.5	-6.5	-7.7	-7.7
Remuneration from the S-system	33.0	33.0	36.7	36.7
Net results of financial transactions	-0.7	-0.7	6.0	6.0
Other operating income	0.9	1.8	8.2	8.1
Administrative expenses	-166.4	-170.4	-150.7	-157.0
Depreciations of non-financial assets	-7.5	-5.4	-6.3	-4.2
Other operating expenses	-5.1	-4.3	-0.7	0.0

Operating profit	664.4	665.1	729.0	731.0
Changes in untaxed reserves	n.a.	15.0	n.a.	19.3
Taxes	-184.7	-188.5	-188.3	-193.7

Net profit for the year	479.7	491.6	540.7	556.6

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr m)	2002	2001
Interest revenues	592.5	622.7
Interest expenses	-786.4	-853.3

Net interest expenses	-193.9	-230.6
Remuneration to SEK	-33.0	-36.7
Foreign exchange effects	2.6	-12.9
Reimbursement from the State	224.3	280.2

Net	0.0	0.0

BALANCE SHEETS

	December 31, 2002			December 31, 2001
(Skr m)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	6,008.5	6,008.5	75.3	17,599.1	17,599.1	73.4
Of which current assets	(5,031.2)	(5,031.2)	(75.3)	(16,510.3)	(16,510.3)	(73.4)
Of which fixed assets	(977.3)	(977.3)	—	(1,088.8)	(1,088.8)	—
Credits to credit institutions (Note 2)	12,984.7	12,973.6	6,537.5	15,361.8	15,361.7	8,480.8
Credits to the public (Note 2)	26,048.2	26,048.2	4,964.2	30,149.2	30,149.2	7,001.5
Other interest-bearing securities	79,393.7	79,393.7	—	75,819.5	75,819.5	—
Of which current assets	(49,001.9)	(49,001.9)	—	(47,479.0)	(47,479.0)	—
Of which fixed assets	(30,391.8)	(30,391.8)	—	(28,340.5)	(28,340.5)	—
Of which credits (Note 1)	(29,912.1)	(29,912.1)	—	(28,074.2)	(28,074.2)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	103.6	—
Non-financial assets	178.0	59.8	—	139.3	18.9	—
Other assets	4,526.0	4,593.6	160.9	6,498.1	6,537.3	190.2
Prepaid expenses and accrued revenues	3,399.4	3,399.2	139.9	3,973.8	3,973.8	232.9

Total assets (Note 3)	132,538.5	132,590.1	11,877.8	149,540.8	149,563.1	15,978.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	611.9	611.9	8.6	1,510.6	1,510.6	12.5
Borrowing from the public	33.4	33.4	0.0	92.9	92.9	0.0
Senior securities issued	111,968.3	111,968.3	3,170.1	121,697.5	121,697.5	5,158.6
Other liabilities	10,547.8	10,578.3	65.0	13,887.4	13,889.6	292.5
Lending/(borrowing) between SEK and the S-system	—	—	8,393.0	—	—	10,186.4
Accrued expenses and prepaid revenues	2,988.8	2,988.4	241.1	3,565.6	3,565.3	328.8
Allocations	399.0	18.2	—	403.4	18.4	—
Subordinated securities issued	2,224.6	2,224.6	—	4,738.0	4,738.0	—

Total liabilities and allocations	128,773.8	128,423.1	11,877.8	145,895.4	145,512.3	15,978.8
Untaxed reserves	n.a.	1,360.0	—	n.a.	1,375.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,132.7	140.0	—	1,129.9	140.0	—

Total non-distributable capital	2,122.7	1,130.0	—	2,119.9	1,130.0	—
Profit carried forward	1,162.3	1,185.4	—	984.8	989.2	—
Net profit for the year	479.7	491.6	—	540.7	556.6	—

Total distributable capital	1,642.0	1,677.0	—	1,525.5	1,545.8	—

Total shareholders' funds	3,764.7	2,807.0	—	3,645.4	2,675.8	—

Total liabilities, allocations and shareholders' funds	132,538.5	132,590.1	11,877.8	149,540.8	149,563.1	15,978.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	329.6	329.6	—	109.4	109.4	—
CONTINGENT LIABILITIES	None	None	None	None	None	None
COMMITMENTS
Committed undisbursed credits	11,848.6	11,848.6	10,124.1	16,443.9	16,443.9	12,087.6

Specification of Change in Shareholders' Funds

Consolidated Group

(Skr m)	2002	2001
Opening balance of shareholders' funds	3,645.4	3,505.7
Dividend paid	-360.4	-401.0
Net profit for the year	479.7	540.7

Closing balance of shareholders' funds	3,764.7	3,645.4

STATEMENTS OF CASH FLOWS, SUMMARY

	2002		2001
(Skr m)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	13,607.4	13,617.4	18,019.9	17,884.2

Net cash (used in)/provided by investing activities	-46.2	-56.2	-5.0	-5.1

Net cash (used in)/provided by financing activities	-13,561.2	-13,561.2	-18,014.9	-17,879.1

Cash and cash equivalents at end of year	0.0	0.0	0.0	0.0

The statements of cash-flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation No. 7—Accounting Recommendation for Cash Flows.

Capital Base and Required Capital
According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr m)

	Consolidated Group						Parent Company
I. Capital requirement	December 31, 2002			December 31, 2001			December 31, 2002			December 31, 2001
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	132,538	30,447	2,436	149,541	28,627	2,290	132,590	30,510	2,441	149,563	28,649	2,292
Off-balance sheet items	16,231	2,979	238	20,134	3,184	255	16,231	2,979	238	20,134	3,184	255
Other exposures	n.a.	0	0	n.a.	1	0	n.a.	0	0	n.a.	1	0

Total	148,769	33,426	2,674	169,675	31,812	2,545	148,821	33,489	2,679	169,697	31,834	2,547
Breakdown by category:
A. Riskweight 0%	51,078	—	—	73,077	—	—	51,067	—	—	73,077	—	—
B. Riskweight 20%	70,346	14,069	1,126	74,465	14,893	1,191	70,346	14,069	1,126	74,465	14,893	1,191
C. Riskweight 50%	2,481	1,241	99	2,147	1,074	86	2,481	1,241	99	2,147	1,074	86
D. Riskweight 100%	17,031	17,031	1,362	15,065	15,065	1,205	17,094	17,094	1,367	15,087	15,087	1,207
E. Market exposures	7,833	1,085	87	4,921	780	63	7,833	1,085	87	4,921	780	63

Total	148,769	33,426	2,674	169,675	31,812	2,545	148,821	33,489	2,679	169,697	31,834	2,547
II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	12/2002	12/2001	12/2002	12/2001		12/2002	12/2001	12/2002	12/2001
Tier-1 capital	3,963	3,778	3,987	3,801	Total	17.0%	18.5%	17.0%	18.5%
Tier-2 capital	1,708	2,111	1,705	2,109	Of which:
Of which:					Tier-1 ratio	11.9%	11.9%	11.9%	11.9%
Upper Tier-2	1,248	1,640	1,245	1,638	Tier-2 ratio	5.1%	6.6%	5.1%	6.6%
Lower Tier-2	460	471	460	471	Of which:
Total	5,671	5,889	5,692	5,910	Upper Tier-2 ratio	3.7%	5.1%	3.7%	5.1%
					Lower Tier-2 ratio	1.4%	1.5%	1.4%	1.5%
Adjusted Tier-1 capital	4,563	4,378	4,587	4,401	Adjusted Total	18.8%	20.4%	18.8%	20.4%
Adjusted Total	6,271	6,489	6,292	6,510	Of which: Adj. Tier-1 ratio	13.7%	13.8%	13.7%	13.8%

IV. Specification of off-balance sheet items (B)							Book value on-balance sheet
Consolidated Group and Parent Company:	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
December 31, 2002	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979
December 31, 2001
Derivative financial contracts:
Currency related agreements	120,310	6,245	2,480	3,765	6,268	1,584	745	5,891	1,066	2,793
Interest rate related contracts	103,836	2,901	2,477	424	3,024	742	205	414	1,923	24
Equity related contracts	19,462	2,613	1,021	1,592	992	605	25	111	269	644
Commodity related contracts, etc	357	44	23	21	48	10	—	—	—	—

Total derivative contracts	243,965	11,803	6,001	5,802	10,332	2,941	975	6,416	3,258	3,461
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	109	109	—	109	—	—
Undisbursed credits	16,444	8,222	—	8,222	—	243

Total	260,518	20,134	6,001	14,133	10,332	3,184
(A)
The capital base includes the profit for the year—less the dividend proposed—according to the Board's proposal for distribution of the 2002 profits.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr b)

Consolidated Group and Parent Company:	Total				Credits & Interest- bearing securities				Derivatives, Undisbursed credits, etc.
	12/2002		12/2001		12/2002		12/2001		12/2002		12/2001
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	37.8	27	60.5	38	32.5	26	53.4	39	5.3	33	7.1	35
Municipalities	5.8	4	3.0	2	5.7	5	3.0	2	0.1	1	—	—
Mortgage institutions	4.2	3	4.1	3	4.2	3	4.1	3	—	—	—	—
Banks	47.0	33	59.2	37	41.8	34	51.4	37	5.2	32	7.8	39
Other credit institutions	27.9	20	15.6	10	22.6	18	10.4	7	5.3	33	5.2	26
Others	17.7	13	16.6	10	17.5	14	16.6	12	0.2	1	—	—

Total	140.4	100	159.0	100	124.3	100	138.9	100	16.1	100	20.1	100

NOTES

Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2001 have been applied unchanged. In addition, SEK has for 2002, applied the Swedish Financial Accounting Standards Council's recommendation No.15, Intangible Assets, regarding the capitalized part of the investment in the IT-system in progress. Such recommendation has earlier not been applicable for SEK. The statements of cash-flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation No. 7—Accounting Recommendation for Cash Flows. There has previously been a discrepancy between this recommendation and the format that SEK has applied.

Note 1.    Represents credits granted against documentation in the form of interest-bearing securities.

Note 2.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 64.3 million (43.7). The principal amount not past due on such credits was Skr 622.1 million (106.2). All past-due credits were covered by adequate guarantees.

Note 3.    The amount of total assets at year-end, Skr 132.5 billion, was approximately Skr 9.3 billion lower than it would have been if the currency exchange rates as of December 31, 2001 had been unchanged.

References herein to"Skr" mean Swedish kronor.
The exchange rate on December 31, 2002 was 8.825 Swedish kronor to the US dollar (10.6675).
Amounts within parenthesis relate to the preceding year.
References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No: SE663000133401
S-103 27 STOCKHOLM	Internet	E-mail	Telex	Registered office:
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm,Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2003

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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